SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Report Regarding Subsidiary Inclusion

Woori Aviva Life Insurance Co., Ltd. (“Woori Aviva Life”) has been included as a subsidiary of Woori Finance Holdings Co. (“Woori”) as of April 4, 2008

Key Details:

•	Name of Company: Woori Aviva Life Insurance Co., Ltd.

•	Business Type: Life insurance, casualty insurance, illness insurance, pension plan and payment of claims

•	Summary Financial Information of Woori Aviva Life (as of June 30, 2007)

	(unit: Won in millions)
Total Assets	Total Liabilities	Shareholder’s Equity	Capital
1,352,472	1,299,284	53,188	30,000

•	Shareholding of Woori in Woori Aviva Life: 3,060,000 shares (51% of total shares)

•	Purchase Price of Woori Aviva Life Shares: Won 75,535 million (0.49% of total assets of Woori)

•	Reason for Inclusion: Acquisition by Woori of a majority equity stake in Woori Aviva Life

•	Date of Inclusion: April 4, 2008 (the closing date for the share acquisition)

•	Number of first-tier subsidiaries of Woori before inclusion of Woori Aviva Life: 10

•	Number of first-tier subsidiaries of Woori after inclusion of Woori Aviva Life: 11

•	Number of all subsidiaries of Woori before inclusion of Woori Aviva Life: 31

•	Number of all subsidiaries of Woori after inclusion of Woori Aviva Life: 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: April 4, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director